October 3, 2005

VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel:

The following sets forth the response of Centennial Communications Corp. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in the Staff's letter dated September 23, 2005. For your convenience, we have restated your comment in full and have keyed our response to the numbering of the comment and heading used in your letter.

Notes to Consolidated Finanical Statements
------------------------------------------

Note 15. Quarterly Information (unaudited), page F-43
-----------------------------------------------------

     1. We note your disclosure of "an error in the amount of deferred income taxes included in the calculation of the gain on disposal requiring the restatement of ... financial statements" for the quarter and the nine months ended February 28, 2005, which "reflects non-cash adjustments." Tell us in detail, and disclose, what your basis was for the allocation of deferred taxes to discontinued operations and the nature of the non-cash charges.

The discontinued operations relate to the sale of one subsidiary, Centennial Puerto Rico Cable TV Corp. ("Centennial Cable"), which sale was consummated on December 28, 2004. Therefore, the deferred taxes are specifically attributable to Centennial Cable and are not "allocated". Subsequent to the filing of its Form 10-Q for the period ended February 28, 2005 and during the year-end closing process of reconciling and rolling forward its deferred tax liability balances, the Company identified a deferred tax liability applicable to Centennial Cable within the consolidated deferred tax liability balance. Such deferred tax liability should have been reversed upon the consummation of the sale of Centennial Cable, but inadvertently was not.

The adjustment was non-cash in nature because it did not impact any of the cash aspects of the sale transaction, rather it was a reversal of a liability that was eliminated as a result of the sale of the subsidiary. Further, since the Company has tax net operating loss carryforwards, the adjustment did not increase the amount of cash taxes payable by the Company.

The error was identified by additional controls put in place by the Company during the 4th quarter of fiscal 2005 and corrected, resulting in the Company's restatement of those amounts to reflect this correction as part of the Company's May 31, 2005 10-K filing.

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Mr. Larry Spirgel
October 3, 2005
Page 2 of 2


The Company respectfully believes the existing disclosure of the above issue is adequate and sufficient and does not believe any additional disclosure is necessary.

Additionally, as requested, we acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

                                      * * *

Please contact the undersigned at 732-556-2200 if we may be of help in answering any questions that may arise in connection with your review of this letter.


Sincerely,



/s/ THOMAS J. FITZPATRICK
-------------------------
Thomas J. Fitzpatrick
Executive Vice President, Chief Financial Officer




/s/ FRANCIS P. HUNT
-------------------
Francis P. Hunt
Sr. Vice President-Controller
(Chief Accounting Officer)

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